BB

80
4-22-02

02019240

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29520

APR 0 9 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BENEFIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 West 31st Avenue, Suite 301
(No. and Street)

Anchorage (City) AK (State) 99503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Cadieux 907-276-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAISER WHITLOCK RULIEN, LLC
(Name — *if individual, state last, first, middle name*)

1407 West 31st Avenue, Suite 500, Anchorage, AK 99503
(Address) (City) (State) (Zip Code)

PROCESSED
APR 3 0 2002
THOMSON FINANCIAL
P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

80
4-22-02

BENEFIT SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

January 31, 2002 and 2001

TABLE OF CONTENTS

KAISER
WHITLOCK
RULIEN
A Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benefit Securities, Inc.

We have audited the accompanying balance sheets of Benefit Securities, Inc. as of January 31, 2002 and 2001, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefits Securities, Inc. as of January 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting standards accepted in the United States of America.

Kaiser, Whitlock, Rulien, LLC

Anchorage, Alaska
March 25, 2002

MARJORIE J. KAISER, C.P.A. JOSEPH E WHITLOCK, C.P.A., C.V.A. DONOVAN W. RULIEN, C.P.A.

1407 W. 31st Avenue, Suite 500 • Anchorage, Alaska 99503 • Phone 907-272-1421 • Fax 907-272-8556

BENEFIT SECURITIES, INC.
BALANCE SHEETS
January 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash (note A)	$ 16,915	$ 17,364
Accounts receivable	2,006	14,164
Income tax refund receivable	3	1,833
Prepaid expenses	1,647	1,778
Deposits	1,017	1,017
TOTAL CURRENT ASSETS	21,588	36,156
PROPERTY AND EQUIPMENT, at cost (note A)		
Furniture and equipment	16,645	17,340
Accumulated depreciation	<15,113>	<14,322>
	1,532	3,018
OTHER ASSETS		
Investments – restricted (note B)	195,763	184,335
Deferred income tax benefit (note C)	33,300	31,400
	229,063	215,735
	$ 252,183	$ 254,909

See accompanying notes and auditor's report.

	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 1,404	$ 4,729
Payroll taxes payable	2,468	949
Income taxes payable	147	84
Deferred income taxes (note C)	400	2,200
TOTAL CURRENT LIABILITIES	4,419	7,962
OTHER LIABILITIES		
Nonqualified deferred compensation plan (note B)	195,763	184,335
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100 shares; issued and outstanding 100 shares	10,000	10,000
Additional paid in capital	14,500	14,500
Retained earnings	27,501	38,112
	52,001	62,612
	$ 252,183	$ 254,909

BENEFIT SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended January 31, 2002 and 2001

	2002	2001
COMMISSIONS EARNED	$ 272,278	$ 369,813
COMMISSIONS PAID	103,693	167,495
GROSS PROFIT	168,585	202,318
OPERATING EXPENSES	192,663	226,390
INCOME (LOSS) FROM OPERATIONS	<24,078>	<24,072>
OTHER INCOME		
Interest income	12	-
Dividend income	11,732	11,296
	11,744	11,296
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	<12,334>	<12,776>
INCOME TAX BENEFIT (EXPENSE) (note C)		
Current	<1,977>	<1,331>
Deferred	3,700	3,700
	1,723	2,369
NET INCOME (LOSS)	<10,611>	<10,407>
RETAINED EARNINGS, beginning of year	38,112	48,519
RETAINED EARNINGS, end of year	$ 27,501	$ 38,112

See accompanying notes and auditor's report.

BENEFIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended January 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ <10,611>	$ <10,407>
Adjustments to reconcile net loss to cash provided by operating activities		
Depreciation	1,297	1,593
Gain on sale of assets	<12>	-
Deferred income taxes	<3,700>	<3,700>
Decrease in commissions receivable	12,158	36,347
(Increase) decrease in income taxes receivable	1,830	<1,833>
Decrease in prepaid expenses	131	-
Decrease in commissions payable	<3,325>	<26,149>
Increase in accounts payable and accrued expenses	1,519	516
Increase (decrease) in income taxes payable	63	<1,197>
Increase in nonqualified deferred compensation plan payable	11,428	10,842
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	10,778	6,012
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	<11,428>	<10,842>
Purchase of office equipment	-	<1,693>
Proceeds from sale of assets	201	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	<11,227>	<12,535>
NET DECREASE IN CASH	<499>	<6,523>
CASH, beginning of year	17,364	23,887
CASH, end of year	$ 16,915	$ 17,364
SUPPLEMENTARY DISCLOSURE		
Income taxes paid	$ -	$ 1,247

See accompanying notes and auditor's report.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Benefit Securities, Inc. (the Company), provides financial planning services and sells several investment companies' financial products to Alaskan investors. The Company is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Revenues are commissions from the investment companies on the products sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated using accelerated methods to amortize their cost over their estimated useful lives, which range from five to seven years.

Income Taxes

The Company prepares its financial statements using the accrual method of accounting and its tax return using the cash basis. When timing differences arise in the recognition of income, deferred income taxes are provided in those years.

Deferred income tax assets and liabilities result from timing differences between the cash and the accrual methods and the nondeductibility of the nonqualified deferred compensation for tax purposes until such time as it is paid.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advertising

Advertising costs are expensed as incurred. Advertising costs totaled $0 and $645 for the years ended January 31, 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

See auditor's report.

NOTE B – NONQUALIFIED DEFERRED COMPENSATION PLAN

The Company's investments are restricted for payment of a nonqualified deferred compensation plan maintained for a former employee. Because the Company's investments are intended to be held for an indefinite period of time, they are classified in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Debt and Equity Securities," as available for sale. Investments consisted of an annuity with market values of $195,763 and $184,335 at January 31, 2002 and 2001, respectively. The annuity has a fixed interest rate which allows for no market fluctuation and therefore, cost equals market.

NOTE C – DEFERRED INCOME TAXES

The provision for income tax differs from the expected tax provision computed by multiplying results of operations by the statutory federal income tax rates because of the use of the cash method of accounting for income tax purposes. This difference results in current deferred tax liabilities of $400 and $2,200 at January 31, 2002 and 2001, respectively.

In addition, noncurrent deferred income tax benefits of $33,300 and $31,400 at January 31, 2002 and 2001, respectively, arise because, unlike for financial accounting purposes, the nonqualified deferred compensation plan is not deductible for income tax purposes until paid.

NOTE D – LEASE COMMITMENTS

The Company conducts its operations in facilities leased on a month-to-month basis when the current lease expired August 14, 2001. Rent under the existing lease is $1,730 per month for two office suites and storage space, and is subject to renegotiation if the lease is renewed. The conference space was dropped when the current lease expired.

In addition, the Company leases off-site storage space on a month-to-month basis at a rate of $70 per month. A 7 day notice may cancel this lease.

Rental expenses for all operating leases for the years ended January 31, 2002 and 2001 were $24,723 and $26,652, respectively.

NOTE E – RELATED PARTY TRANSACTIONS

The Company paid management compensation to one of its stockholders for the years ended January 31, 2002 and 2001 totaling $84,500 and $113,087, respectively.

Commissions of $67,883 and $127,486 were paid to another stockholder at January 31, 2002 and 2001, respectively.

See auditor's report.

SUPPLEMENTARY INFORMATION

KAISER
WHITLOCK
RULIEN
A Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Benefit Securities, Inc.

Our report on our audit of the basic financial statements of Benefit Securities, Inc. for January 31, 2002 and 2001 appears on page 2. That audit was made for the purposes of forming an opinion on the basic financial statements taken as whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchorage, Alaska
March 25, 2002

MARJORIE J. KAISER, C.P.A. JOSEPH E WHITLOCK, C.P.A., C.V.A. DONOVAN W. RULIEN, C.P.A.
1407 W. 31st Avenue, Suite 500 • Anchorage, Alaska 99503 • Phone 907-272-1421 • Fax 907-272-8556

BENEFIT SECURITIES, INC.
SCHEDULES OF OPERATING EXPENSES
For the years ended January 31, 2002 and 2001

	2002	2001
Salaries and wages	$ 28,725	$ 28,875
Advertising and promotion	-	645
Depreciation	1,297	1,594
Dues, education and subscriptions	2,951	895
Insurance and bonding	815	400
Internet	832	815
Management compensation	84,500	113,087
Meals	-	128
Miscellaneous	868	-
Nonqualified deferred compensation	11,428	10,841
Office expense	7,498	10,354
Payroll taxes	13,103	12,189
Penalties	301	174
Professional fees	6,453	6,245
Rent	24,723	26,652
SIMPLE contributions	2,705	-
Taxes, licenses and fees	474	4,503
Telephone	5,092	5,590
Travel	898	3,403
	$ 192,663	$ 226,390

See auditor's report.